United States

Securities and Exchange Commission

Washington, DC 20549

Schedule 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(A) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 4)*

YRC Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984249607

(CUSIP Number)

The Carlyle Group

Attention: Jeffrey W. Ferguson

1001 Pennsylvania Avenue NW

Suite 220 South

Washington, DC 20004

(202) 347-2626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984249607	13D	Page 1 of 5 Pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends the Schedule 13D filed with the Securities and Exchange Commission on December 9, 2011 (as amended and supplemented to date, the “Schedule 13D”), relating to the common stock, $0.01 par value (the “Common Stock”) of YRC Worldwide Inc. (the “Issuer”).

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented by the following:

Item 6 below summarizes certain provisions of Amendment No. 1 to the Exchange Agreement (the “Exchange Agreement Amendment”) and Amendment No. 1 to the Stock Purchase Agreement (the “Stock Purchase Agreement Amendment” and, together with the Exchange Agreement Amendment, the “Amendments”) and is incorporated herein by reference. A copy of the each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

On January 27, 2014, Carlyle Strategic Partners II, L.P. (“CSP II”) and CSP II Coinvestment, L.P. (“CSP II Coinvest”) entered into the Exchange Agreement Amendment with the Issuer, and CSP III AIV (Cayman), L.P. (“CSP III”), an affiliate of the Reporting Persons, entered into the Stock Purchase Agreement Amendment with the Issuer.

Pursuant to each of the Amendments, CSP II, CSP II Coinvest and CSP III agreed that each of their respective obligations to consummate the transactions contemplated by the Exchange Agreement and the Stock Purchase Agreement, in each case as described in Amendment No. 3, would be subject to, among other things, the satisfaction of the conditions precedent to the effectiveness of the new proposed extension agreement between Issuer and the Teamsters National Freight Industry Negotiating Committee of the International Brotherhood of Teamsters (“TNFINC”), as approved for presentation by TNFINC on January 17, 2014, rather than the satisfaction of the conditions precedent to the proposed extension agreement between the Issuer and TNFINC, as presented to TNFINC on December 6, 2013.

The foregoing descriptions of the Amendments do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 984249607	13D	Page 2 of 5 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to exhibit 1 to Schedule 13D, filed on December 9, 2011).

5	Amendment No. 1 to the Exchange Agreement dated as of December 22, 2013, by and among YRC Worldwide Inc. and each of Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P., dated January 27, 2014.

6	Amendment No. 1 to the Stock Purchase Agreement dated as of December 23, 2013, by and among YRC Worldwide Inc. and CSP III AIV (Cayman), L.P., dated January 27, 2014

CUSIP No. 984249607	13D	Page 3 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2014

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS I GP INC.

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CARLYLE HOLDINGS I GP SUB L.L.C.
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CARLYLE HOLDINGS I L.P.
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CUSIP No. 984249607	13D	Page 4 of 5 Pages

TC GROUP, L.L.C.
by: Carlyle Holdings I L.P., its managing member
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

TC GROUP SUB L.P.
by: TC Group, L.L.C., its general partner
by: Carlyle Holdings I L.P., its managing member
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

TC Group CSP II, L.L.C.
by: TC Group Sub L.P., its managing member
by: TC Group, L.L.C., its general partner
by: Carlyle Holdings I L.P., its managing member
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CSP II General Partner, L.P.
by: TC Group CSP II, L.L.C., its general partner
by: TC Group Sub L.P., its managing member
by: TC Group, L.L.C., its general partner
by: Carlyle Holdings I L.P., its managing member
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CUSIP No. 984249607	13D	Page 5 of 5 Pages

Carlyle Strategic Partners II, L.P.
by: CSP II General Partner, L.P., its general partner
by: TC Group CSP II, L.L.C., its general partner
by: TC Group Sub L.P., its managing member
by: TC Group, L.L.C., its general partner
by: Carlyle Holdings I L.P., its managing member
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CSP II Coinvestment, L.P.
by: CSP II General Partner, L.P., its general partner
by: TC Group CSP II, L.L.C., its general partner
by: TC Group Sub L.P., its managing member
by: TC Group, L.L.C., its general partner
by: Carlyle Holdings I L.P., its managing member
by: Carlyle Holdings I GP Sub L.L.C., its general partner
by: Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman